TSX: EQX NYSE-A: EQX

NEWS RELEASE

Equinox Gold Completes $172.5 Million Convertible Senior Notes Bought Deal Offering

All dollar amounts shown in United States dollars, unless otherwise indicated.

September 21, 2023 - Vancouver, BC - Equinox Gold Corp. (TSX: EQX) (NYSE American: EQX) ("Equinox Gold" or the "Company") has closed its previously announced bought deal offering of $172.5 million aggregate principal amount of 4.75% unsecured convertible senior notes due 2028 (the "2028 Notes"), which includes exercise of the full amount of the option to purchase an additional $22.5 million aggregate principal amount of Notes (the "Offering"). The conversion rate for the 2028 Notes is 158.7302 common shares of Equinox Gold ("Shares") per $1,000 principal amount of the 2028 Notes, equivalent to a conversion price of $6.30 per Share. The Company intends to use net proceeds of the Offering for repayment of debt and for general corporate purposes.

Greg Smith, President & CEO of Equinox Gold, commented: "This debt financing enables us to pay down part of our revolving credit facility, providing immediate interest savings while also positioning us to manage the upcoming maturity of our April 2024 $140 million convertible notes. The new 2028 Notes have a lower interest rate, substantially higher conversion price, no covenants and are unsecured, while extending debt maturity to October 2028."

Equinox Gold Contacts

Greg Smith, President & Chief Executive Officer

Rhylin Bailie, Vice President Investor Relations

Tel: +1 604-558-0560

Email: ir@equinoxgold.com

Cautionary Notes

This news release contains certain forward-looking information and forward-looking statements within the meaning of applicable securities legislation. Forward-looking statements and forward-looking information in this news release relate to, among other things: the anticipated use of proceeds of the Offering and expectations regarding the Company's debt interest costs. Forward-looking statements or information generally identified by words such as "will", "intends", "potentially", "ensure", "advance" and similar expressions and phrases or statements that certain actions, events or results "may", "could", or "should", or the negative connotation of such terms, are intended to identify forward-looking statements and information. Although the Company believes that the expectations reflected in such forward-looking statements and information are reasonable, undue reliance should not be placed on forward-looking statements since the Company can give no assurance that such expectations will prove to be correct.

The Company has based these forward-looking statements and information on the Company's current expectations and projections about future events. While the Company considers these assumptions to be reasonable based on information currently available, they may prove to be incorrect. Accordingly, readers are cautioned not to put undue reliance on the forward-looking statements or information contained in this news release.

Suite 1501 - 700 West Pender St., Vancouver, BC Canada V6C 1G8 ir@equinoxgold.com +1 604.558.0560 www.equinoxgold.com

The Company cautions that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements and information contained in this news release and the Company has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation, those factors identified in the section titled "Risks and Uncertainties" in the Company's MD&A dated February 21, 2023 for the year ended December 31, 2022, and in the section titled "Risks Related to the Business" in the Company's most recently filed Annual Information Form, both of which are available on SEDAR+ at www.sedarplus.ca and on EDGAR at www.sec.gov/edgar. Forward-looking statements and information are designed to help readers understand management's views as of that time with respect to future events and speak only as of the date they are made. Except as required by applicable law, the Company assumes no obligation to update or to publicly announce the results of any change to any forward-looking statement or information contained or incorporated by reference to reflect actual results, future events or developments, changes in assumptions or changes in other factors affecting the forward-looking statements and information. If the Company updates any one or more forward-looking statements, no inference should be drawn that the Company will make additional updates with respect to those or other forward-looking statements. All forward-looking statements and information contained in this news release are expressly qualified in their entirety by this cautionary statement.